Exhibit 99.21

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

CI Financial Corp. (the “Company”) 2 Queen Street East Twentieth Floor Toronto, Ontario M5C 3G7

Item 2.	Date of Material Change

April 16, 2019

Item 3.	News Release

The Company issued a news release on April 16, 2019, through the newswire services of Canada NewsWire. A copy of the news release is attached as Schedule “A” hereto and is available on SEDAR at www.sedar.com.

Item 4.	Summary of Material Change

The Company announced that Peter Anderson, Chief Executive Officer of the Company, has made the decision to retire no later than June 30, 2020. The Board intends to take this opportunity for a complete review of executive management required for the future growth of the Company. The Board has asked Mr. Anderson to participate with the Board in this evaluation and to continue the executive transition which commenced under his leadership.

Item 5.	Full Description of Material Change

A full description of the material change is provided in the news release attached as Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

The material change report is not being filed on a confidential basis.

Item 7.	Omitted Information

No information has been omitted.

Item 8.	Executive Officer

The following senior officer of the Company is knowledgeable about the material change described in this report: Edward Kelterborn, Chief Legal Officer 416-681-8170

Item 9.	Date of Report

April 18, 2019

SCHEDULE “A”

PRESS RELEASE

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

For Immediate Release	TSX:CIX

Peter Anderson Announces Plan to Step Down as CEO of CI Financial by mid-2020

TORONTO (April 16, 2019)- CI Financial Corp. (“CI Financial”) today announced that the Board of directors has been advised by CEO, Peter Anderson that he plans to retire no later than the end of his employment contract.

Mr. Anderson has been the CEO of CI Financial since mid-2016. He returned to CI Financial that year to assume the position, after a 3-year absence during which he served as a director of a number of companies. At the time of his appointment as CEO, Mr. Anderson and the Board entered into an employment agreement, which has been extended once and now terminates June 30, 2020. Mr. Anderson has told the Board that it is his intention to retire no later than the end of this contract. The Board intends to take this opportunity for a complete review of executive management required for the future growth of the company. The Board has asked Mr. Anderson to participate with the Board in this evaluation and to continue the executive transition which commenced under his leadership.

Mr. Anderson said “We have accomplished a lot at CI Financial since my return, and I think this is the perfect time to transition the company to younger leadership with a longer time horizon. We have excellent senior management throughout the company and I am confident CI is in a strong position to compete in this fast-moving environment. I will work with the Board and the management team to successfully transition the company.”

Chairman of the Board Bill Holland said “On behalf of the Board, I want to thank Peter for his superb leadership of the company through what has been the most difficult period in the history of this industry.”

CI Financial Corp. (TSX: CIX) is an independent, Canadian-owned wealth management company. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.ci.com/cix.

For further information:

William T. Holland

Chairman of the Board

CI Financial Corp.

(416) 364-1145